SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



03025404

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number ____________1-368-2____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ChevronTexaco Employee Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583



SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH. D.C. 188 SECTION

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 25, 2003

ChevronTexaco Corporation, Plan Administrator
By: Patricia L. Tai, Assistant Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated June 13, 2003.
2	Financial Statements of the ChevronTexaco Employee Savings Investment Plan for the fiscal year ended December 31, 2002, prepared in accordance with the financial reporting requirements of ERISA.
3	Certification of Plan Administrator who performs the functions equivalent to a chief executive officer of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
4	Certification of Plan Administrator who performs the functions equivalent to a chief financial officer of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated June 13, 2003 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

June 13, 2003

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN

(FORMERLY CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH
REPORT OF INDEPENDENT AUDITORS

DECEMBER 31, 2002 AND 2001

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

	PAGE
Report of Independent Auditors	1
Financial Statements:	
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2 - 3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001	4 - 5
Notes to Financial Statements	6 - 15
Supplementary Schedules:	
Schedule H - Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes as of December 31, 2002	16
Schedule H - Part IV, Line 4(j) - Schedule of Reportable Transactions for the Year Ended December 31, 2002	17



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Plan Participants and Plan Administrator
ChevronTexaco Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the **ChevronTexaco Employee Savings Investment Plan** (formerly Chevron Corporation Profit Sharing/Savings Plan) (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of December 31, 2002 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

June 13, 2003

1111 Broadway Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002
(thousands of dollars)

	Participant	Non-Participant Directed		
	Directed	Allocated	Unallocated	Total
Assets				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	$ -	$ 3,903,922	$ -	$ 3,903,922
Unallocated	-	-	506,170	506,170
Fund investments	2,428,791	-	-	2,428,791
Loans to participants	120,121	-	-	120,121
Cash equivalents	-	-	47,243	47,243
Total assets	2,548,912	3,903,922	553,413	7,006,247
Liabilities				
Interest payable	-	-	22,574	22,574
ESOP notes payable	-	-	435,141	435,141
Total liabilities	-	-	457,715	457,715
Net assets available for benefits	$ 2,548,912	$ 3,903,922	$ 95,698	$ 6,548,532

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001
(thousands of dollars)

	Participant Directed	Non-Participant Directed		Total
		Allocated	Unallocated	
Assets				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	$ -	$ 4,173,619	$ -	$ 4,173,619
Unallocated	-	-	827,820	827,820
Fund investments	1,285,956	-	-	1,285,956
Loans to participants	82,530	-	-	82,530
Cash equivalents	-	-	38,299	38,299
Total investments	1,368,486	4,173,619	866,119	6,408,224
Accrued interest	-	-	63	63
Other receivables	2,934	2,338	-	5,272
Total assets	1,371,420	4,175,957	866,182	6,413,559
Liabilities				
Interest payable	-	-	35,049	35,049
ESOP notes payable	-	-	535,141	535,141
Other payables	2,934	2,338	-	5,272
Total liabilities	2,934	2,338	570,190	575,462
Net assets available for benefits	$ 1,368,486	$ 4,173,619	$ 295,992	$ 5,838,097

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(thousands of dollars)

	Participant Directed	Non-Participant Directed		Total
		Allocated	Unallocated	
Additions				
Contributions:				
Employer contributions	$ 56	$ 108,090	$ 101,500	$ 209,646
Participant contributions	91,536	42,744	-	134,280
Participant rollovers	30,130	5,527	-	35,657
Total contributions	121,722	156,361	101,500	379,583
Investment income:				
Interest	4	-	355	359
Dividends	-	140,356	23,176	163,532
Net (depreciation) in fair value of investments	(261,459)	(1,338,511)	(176,115)	(1,776,085)
Interest on participant loans	7,099	-	-	7,099
Total investment income	(254,356)	(1,198,155)	(152,584)	(1,605,095)
Total additions	(132,634)	(1,041,794)	(51,084)	(1,225,512)
Deductions				
Interest expense	-	-	38,472	38,472
Distribution to participants	206,533	305,374	-	511,907
Administrative fees	131	194	-	325
Total deductions	206,664	305,568	38,472	550,704
Interfund transfers	191,137	(191,137)	-	-
Intra-plan transfers	-	-	(110,738)	(110,738)
Transfer from other plans	1,328,587	1,268,802	-	2,597,389
Net increase (decrease)	1,180,426	(269,697)	(200,294)	710,435
Net assets available for benefits:				
Beginning of year	1,368,486	4,173,619	295,992	5,838,097
End of year	$ 2,548,912	$ 3,903,922	$ 95,698	$ 6,548,532

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(thousands of dollars)

	Participant	Non-Participant Directed		
	Directed	Allocated	Unallocated	Total
Additions				
Contributions:				
Employer contributions	$ -	$ 211,244	$ 75,310	$ 286,554
Participant contributions	73,091	36,948	-	110,039
Participant rollovers	8,957	1,882	-	10,839
Total contributions	82,048	250,074	75,310	407,432
Investment income:				
Interest	69	9	531	609
Dividends	-	120,174	26,209	146,383
Net appreciation (depreciation) in fair value of investments	(94,223)	249,698	47,785	203,260
Interest on participant loans	6,380	-	-	6,380
Total investment income	(87,774)	369,881	74,525	356,632
Total additions	(5,726)	619,955	149,835	764,064
Deductions				
Interest expense	-	-	54,732	54,732
Distribution to participants	90,948	203,061	-	294,009
Forfeitures for reallocation to participants	(3)	(784)	-	(787)
Administrative fees	40	1,827	-	1,867
Total deductions	90,985	204,104	54,732	349,821
Interfund transfers	39,898	(39,898)	-	-
Intra-plan transfers	-	-	(124,678)	(124,678)
Transfer to other plan	(113,221)	(250,315)	-	(363,536)
Net increase (decrease)	(170,034)	125,638	(29,575)	(73,971)
Net assets available for benefits:				
Beginning of year	1,538,520	4,047,981	325,567	5,912,068
End of year	$ 1,368,486	$ 4,173,619	$ 295,992	$ 5,838,097

The accompanying notes are an integral part of these financial statements.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description of the ChevronTexaco Employee Savings Investment Plan (formerly Chevron Corporation Profit Sharing/Savings Plan) (ESIP or the Plan) for a more complete description of the Plan's provisions.

Effective October 9, 2001, Texaco Inc. became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation (Corporation). After the closing of the acquisition, the status of the Chevron Corporation shareholders, including Plan participants, remained the same and Chevron Corporation Common Stock became ChevronTexaco Corporation Common Stock.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Effective April 1, 2002, the Chevron Corporation Profit Sharing/Savings Plan (PS/SP) changed its name to ChevronTexaco Employee Savings Investment Plan. Also effective April, 1, 2002, the Plan changed to a fixed match plan. The Corporation will match 8 percent of pay on the first 2 percent of the participant's base pay that they contribute to the Plan.

Plan Sponsor/Administrator. The Corporation is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint 1 or more trustees to hold the assets of the Plan and to appoint a record keeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and ERISA.

Eligibility. Employees of ChevronTexaco Corporation or a participating company (Company) or who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to participate in the Plan if they are on the U.S. payroll.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Description of the Plan (Continued)

Contributions. Each year, participants may contribute up to 50 percent of regular pay as combined basic (2 percent) and supplemental (48 percent) contributions. For "highly compensated employees", they are limited to 25 percent of their regular pay. The maximum amount a participant can contribute on a before-tax basis is the annual IRS limit of $11,000 for participants under age 50, and $12,000 for participants age 50 and up in 2002, and $10,500 in 2001. The Plan has a fixed match feature. The Corporation will match 8 percent of pay on the first 2 percent of the participant's base pay that they contribute to the Plan. The Corporation's contributions are made in ChevronTexaco Stock. Contributions are allocated to the participant accounts as soon as practicable (but no later than 15 days) after payrolls are processed and are invested in the investment funds.

Participant Accounts. Funds for the participant's benefit are held in a number of Plan accounts. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax and after-tax basis. Company contributions are comprised of Saving Plus pre-2002 accounts and Company matching contributions. The Company matching contribution will be made in ChevronTexaco Stock to their ChevronTexaco Leveraged ESOP or ChevronTexaco Stock accounts. Thereafter, in accordance with such procedures as the Corporation shall prescribe, a participant may elect to transfer a portion of the ChevronTexaco Stock from the Company matching contribution to other investment funds as the Corporation may authorize. Such an investment election may be made only in accordance with the election procedures prescribed by the Corporation. Participants have the option to receive dividends on shares in their ChevronTexaco Stock account as a taxable distribution or to be automatically reinvested into their account. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

Trustees/Custodians. Effective April 1, 2002 Vanguard Fiduciary Trust Company (Vanguard) succeeded Mellon Bank, N.A. and State Street Bank & Trust Company as trustee and custodian of the Plan assets. Vanguard has custody of all the assets except for those promissory notes securing participant loans. Vanguard also replaced Citistreet as the Plan's record keeper. The trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Description of the Plan (Continued)

Leveraged ESOP. In December 1989, the ESOP borrowed a total of $1 billion from several banks and used the proceeds of the loans to purchase 14.1 million shares of the Corporation's Common Stock from the Corporation. In October 1991, these loans were completely refinanced by the ESOP's issuance to the public of registered debt securities. In July 1999, the outstanding ESOP debt was completely refinanced extending the ESOP term through the year 2016. The ESOP indebtedness is guaranteed by the Corporation and will be repaid using dividends paid on the shares acquired by the ESOP and contributions by the participating companies. To enforce the ESOP's obligation to pay holders of the registered debt securities, the holders have no recourse against the assets of the ESOP except that, to the extent permitted by the Code and the Employee Retirement Income Security Act of 1974 (ERISA), the holders will have rights to any cash contributions made by the participating companies to satisfy the ESOP's obligations under the registered debt securities and to any earnings attributable to the investment of such contributions. In light of the limited recourse that holders of the registered debt securities have against the ESOP, purchasers of the registered debt securities are cautioned to rely solely upon the creditworthiness of the Corporation and its obligations under its guarantee of the ESOP's indebtedness.

Unallocated ESOP shares are held in a suspense account and secure the Corporation's guarantee of the ESOP indebtedness. As payments of principal and interest are made on the ESOP debt, shares are released from the suspense account. These released shares will be valued at the then current market price for allocation to participants who elect to contribute two percent of their regular earnings to the Plan.

Participant Loans. The loan feature allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total vested account balance. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a home loan is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in *The Wall Street Journal* on the last Wednesday of the preceding month. Interest rates charged during 2002 and 2001 ranged from 4.25% to 12.45% and 5.62% to 9.07%, respectively. Loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants' accounts.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Description of the Plan (Continued)

Plan Termination. The Corporation expects to continue the ESIP indefinitely, but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund. The trustee will sell the shares of the Corporation's Common Stock then held in the ESOP suspense account and apply the proceeds (together with any other assets in the suspense account) either to repay the ESOP indebtedness or to satisfy its obligation to indemnify the Corporation as guarantor of the indebtedness for any payments that must be made under the guarantee of the indebtedness. Any shares or proceeds remaining after the satisfaction of the obligations described in the preceding sentence will be allocated to the participants' accounts and the value of such allocation will be offset against any future obligations of the Corporation to make Company contributions to the ESIP.

Plan Expenses. Administrative expenses relating to the Plan, including certain audit, record keeping and trustee fees, were paid out of the trust funds. The trustee fees associated with the ESOP suspense account were paid by the Corporation.

NOTE 2 - Summary of Significant Accounting Policies

The financial statements of the ESIP are presented on the accrual basis of accounting. The following are the significant accounting policies followed by the Plan:

Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation or depreciation.

Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in the Vanguard Brokerage Option are determined by Vanguard Brokerage Service daily. ESOP shares released from the suspense account are allocated based on the then-current market value.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Realized gains and losses on investments are based on sales proceeds less fair market value at the beginning of the year or acquisition cost acquired (aggregate carrying amounts). Sales and purchases between participants are included in realized gains and losses. Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Investments

Beginning April 1, 2002, investment options are organized into 3 tiers, offering participants a broad range of investments.

Tier 1: Core Funds

Fund Name	Fund Type
ChevronTexaco Leveraged ESOP	Company Stock
ChevronTexaco Stock	Company Stock
Vanguard Prime Money Market Fund	Money Market
Vanguard Total Bond Market Index Fund	Fixed Income
Vanguard Balanced Index Fund	Balanced
Vanguard Windsor II Fund	Large-Cap Value Stock
Vanguard 500 Index Fund	Large-Cap Stock
Vanguard Total Stock Market Index Fund	Total Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Vanguard Extended Market Index Fund	Small-Cap Stock
Vanguard Developed Markets Index Fund	International Stock

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 3 - Investments (Continued)

Tier 2: Supplemental Funds

Fund Name	Fund Type
Vanguard GNMA Fund	Fixed Income
American Century Target Maturities Trust	Fixed Income
Vanguard Value Index Fund	Large-Cap Value Stock
Davis New York Venture Fund	Large-Cap Value Stock
Oakmark Select Fund	Mid-Cap Value Stock
American Century Equity Income Fund	Mid-Cap Value Stock
T. Rowe Price Value Fund	Mid-Cap Value Stock
Vanguard Small-Cap Value Index Fund	Small-Cap Value Stock
Third Avenue Value Fund	Small-Cap Value Stock
Berger Small Cap Value Fund	Small-Cap Value Stock
Fidelity Dividend Growth Fund	Large Cap Blend Stock
Vanguard Mid-Cap Index Fund	Mid-Cap Blend Stock
Gabelli Asset Fund	Mid-Cap Blend Stock
Vanguard Small-Cap Index Fund	Small-Cap Blend Stock
Neuberger Berman Genesis Fund	Small-Cap Blend Stock
T. Rowe Price Small-Cap Stock Fund	Small-Cap Blend Stock

Fund Name	Fund Type
Vanguard Growth Index Fund	Large-Cap Growth Stock
White Oak Growth Stock Fund	Large-Cap Growth Stock
Vanguard Capital Opportunity Fund	Mid-Cap Growth Stock
INVESCO Dynamics Fund	Mid-Cap Growth Stock
Artisan Mid Cap Fund	Mid-Cap Growth Stock
Manager Special Equity Fund	Small-Cap Growth Stock
Vanguard Small-Cap Growth Index Fund	Small-Cap Growth Stock
RS Diversified Growth Fund	Small-Cap Growth Stock
Vanguard Total International Stock Index Fund	International Stock
American Century International Growth Fund	International Stock
Artisan International Fund	International Stock
Liberty Acorn International Fund	International Stock
Janus Worldwide Fund	Global Stock

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 3 - Investments (Continued)

Tier 3: Vanguard Brokerage Option (VBO)

Through the Vanguard Brokerage Services, a participant may choose from approximately 2,600 mutual funds from Vanguard and other companies that are not included in the core or supplemental investment funds. There is a $50 annual fee charged to participants who use this option which is paid directly to Vanguard. Within each fund offered in the VBO additional fees are charged, either accrued within a fund's pooled price or charged directly on deposits or withdrawals depending upon the mutual fund.

Prior to April 1, 2002, investment options were as follows:

(a) The ChevronTexaco Stock Fund - Deposits are invested in common stock of the Corporation. Dividends on the ChevronTexaco Stock are reinvested in ChevronTexaco Stock. All brokers fees are paid by the Plan or are part of the Trading Account adjustment to the Company's Profit Sharing contribution.

(b) The Diversified Equity Fund - Deposits are invested in State Street Global Advisors' (SSGA's) S&P 500 Flagship Fund which seeks full replication of the S&P 500 Index results. All dividends and distributions paid are reinvested in units of the Fund. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(c) The Long-Term Income Fund - Deposits are invested in SSGA's Bond Market Fund which seeks to recover transaction costs caused by portfolio turnover and modestly exceed the Lehman Brothers' Aggregate Bond Index over annual measurement periods. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(d) The Short-Term Income Fund - Deposits are invested in SSGA's YES Fund. The assets of the Fund may be invested in issues of the U.S. Government and Agencies; bank Certificates of Deposit; Repurchase Agreements, collateralized by U.S. Treasury and Federal Agency Securities; Bankers' Acceptances, Commercial Paper, European certificates of deposit and other corporate debt instruments. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 3 - Investments (Continued)

(e) The Value Fund - Deposits are invested in a unitized pooled account within an investment master trust administered by Bankers Trust Company. The account portfolio is actively managed by Bernstein & Company (Bernstein). The objective of this Fund is to outperform the broad U.S. stock market over the long term by investing in stocks selling for less than their future earnings power would suggest they are worth. Bernstein's investment management fees and Bankers Trust master investment trustee fees were paid by the ChevronTexaco Corporation Master Pension Trust and the Plan on a pro rata basis based on the number of units each trust owns.

(f) The Growth Fund - Deposits are invested in a unitized pooled account within an investment master trust administered by Bankers Trust Company. The account portfolio is actively managed by Jennison Associates Capital Corporation (Jennison). The objective of this Fund is to outperform the S&P 500 Index and other growth stock funds over the long term by investing in stocks that maintain or achieve superior earnings growth and are reasonably priced relative to their growth prospects. Jennison's investment management fees and Bankers Trust master investment trustee fees were paid by the ChevronTexaco Corporation Master Pension Trust and the Plan on a pro rata basis based on the number of units each trust owns.

(g) The Small Cap Stock Fund - Deposits are invested in SSGA's Small Cap Stock Fund. The Fund's objective is to replicate the returns of the Russell 2000 Index, which is representative of small capitalization U.S. stocks. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(h) The International Fund - Deposits are invested in SSGA's International Stock Market Index Fund. The Fund's objective is to replicate the returns of the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(i) The Balanced Fund - Deposits are invested in SSGA's Balanced Fund. The Balanced Fund is a blend of the Flagship Fund, the Bond Market Fund and the YES Fund, each previously described above. Approximately 60% is currently invested in the Flagship Fund, 30% in the Bond Market Fund and 10% in the YES Fund. Dividends and gains and losses are reflected in the blended value of the shares in the Balanced Fund. Related management fees were paid by the Plan.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 3 - Investments (Continued)

(j) The Mutual Fund Window - Deposits (via transfers only) are first invested in a money market instrument with State Street Brokerage Services (SSBS), a subsidiary of State Street Bank. Once with SSBS, the participant must directly contact SSBS to invest his/her deposits into/out of most of the publicly traded mutual funds (approximately 3,000 different funds are available from over 170 mutual fund families). There is a $50 annual fee charged to participants who use this option which is paid directly to State Street Bank (applied in $4.17 monthly increments for those with Mutual Fund Window (MFW) balances). Within each fund offered in the MFW additional fees are charged, either accrued within a fund's pooled price or charged directly on deposits or withdrawals depending upon the mutual fund.

Investments representing 5% or more of the Plan's net assets available for benefits:

	December 31, 2002		December 31,2001	
	Participant Directed	Non-Participant Directed	Participant Directed	Non-Participant Directed
	(thousands of dollars)		(thousands of dollars)	
ChevronTexaco Corporation Common Stock*	$ -	$4,410,092	$ -	$5,001,439
Vanguard 500 Index Fund	615,370	-	-	-
Vanguard Prime Money Market Fund	506,170	-	-	-
Vanguard Total Bond Market Index Fund	402,572	-	-	-
State Street Global Advisors S&P 500 Flagship Fund	-	-	524,019	-

* Prior to October 10, 2001 these shares were referred to as Chevron Corporation Common Stock.

NOTE 4 - Intra-Plan Transfers

During a Plan year, as payments of principal and interest are made on the ESOP loans, shares are released from the ESOP suspense account and are transferred to the Leveraged ESOP account and are available for benefits. These transfers represent a portion of the employer contribution and reimbursement for the cash dividends paid by the Corporation to those members holding ESOP shares that were used to service the ESOP debt.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 5 - Income Taxes

On February 9, 1996, the Internal Revenue Service (IRS) issued its determination that the Plan continues to be exempt from Federal income tax. The Plan has been amended since receiving the determination letter and the Corporation has requested a determination letter for the Plan as amended. In the opinion of the Corporation, the Plan, as amended, continues to be qualified as to form. Accordingly, no provision for federal or state income taxes has been made. The Corporation receives no compensation for its services as Sponsor or Administrator of the Plan.

The Corporation has reviewed the Plan's administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

NOTE 6 – Transfers

In July 2002, the Employees Thrift Plan of Texaco Inc., the Caltex Stock Plan, the Caltex Employees Savings Plan, and the Employees Thrift Plan of Fuel and Marine Marketing, LLC merged with and into the Plan. Total assets transferred into the Plan from these plans were $2,466,365,000, $31,270,557, $75,763,359, and $23,990,084, respectively.

In July 2000, Chevron Corporation and Phillips Petroleum Corporation formed a new alliance, a 50/50 joint venture, combining Chevron Chemical Company with Phillips Chemical Company. Participants in the Plan who transferred to the new company, Chevron Phillips Chemical Company (CPCC), transferred their Plan assets of $363,536,000 to the CPCC plan on February 1, 2001.

NOTE 7 – Reclassification

Certain amounts in the prior year financial statement have been reclassified to conform to the current year's presentation.

EIN: 94-0890210
PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
	Identity of issue	Description of investment	Shares/Units	Cost	Current value
*	ChevronTexaco Corporation	Common Stock	66,337,116	$ 2,895,870	$ 4,410,092
*	Vanguard 500 Index Fund	Register Investment Company	7,583,118	751,106	615,370
*	Vanguard Prime Money Market Fund	Register Investment Company	506,170,150	506,170	506,170
*	Vanguard Total Bond Market Index Fund	Register Investment Company	38,783,458	390,893	402,572
*	Vanguard Windsor II Fund	Register Investment Company	12,300,250	301,158	255,845
*	Vanguard PRIMECAP Fund	Register Investment Company	5,909,929	270,557	228,478
*	Vanguard Balanced Index Fund	Register Investment Company	7,414,499	126,474	116,037
*	Vanguard Extended Market Index Fund	Register Investment Company	2,773,684	61,387	51,979
*	Vanguard Developled Markets Index Fund	Register Investment Company	8,591,168	58,616	49,313
*	Vanguard GNMA Fund	Register Investment Company	4,103,509	43,616	44,113
*	Vanguard Total Stock Market Index Fund	Register Investment Company	636,356	14,087	12,772
	Oakmark Select Fund	Register Investment Company	528,694	13,615	12,593
	Neuberger Berman Genesis Fund	Register Investment Company	311,446	9,244	8,764
	Berger Small Cap Value Fund - Institutional Class	Register Investment Company	364,740	9,921	8,283
	Janus Worldwide Fund	Register Investment Company	202,161	7,902	6,495
	American Century Target Maturities Trust: 2025 Portfolio	Register Investment Company	147,867	5,386	5,672
	American Century Equity Income Fund - Investor Class	Register Investment Company	731,149	4,943	4,774
*	Vanguard Small-Cap Value Index Fund	Register Investment Company	557,140	5,828	4,747
	Artisan International Fund	Register Investment Company	320,194	5,542	4,736
*	Vanguard Growth Index Fund	Register Investment Company	174,287	3,741	3,477
*	Vanguard Small-Cap Index Fund	Register Investment Company	195,416	3,580	3,060
*	Vanguard Mid-Cap Index Fund	Register Investment Company	302,398	3,408	2,988
	Artisan Mid Cap Fund	Register Investment Company	128,200	2,731	2,508
	Fidelity Dividend Growth Fund	Register Investment Company	110,439	2,760	2,465
*	Vanguard Capital Opportunity Fund	Register Investment Company	121,153	2,262	2,060
	Davis New York Venture Fund - Class A	Register Investment Company	87,741	1,940	1,837
*	Vanguard Total International Stock Index Fund	Register Investment Company	208,842	1,727	1,612
	Third Avenue Value Fund	Register Investment Company	48,777	1,698	1,486
*	Vanguard Small-Cap Growth Index Fund	Register Investment Company	159,549	1,559	1,463
*	Vanguard Value Index Fund	Register Investment Company	99,328	1,592	1,455
	T. Rowe Price Small-Cap Stock Fund	Register Investment Company	61,599	1,533	1,321
	Gabelli Asset Fund	Register Investment Company	46,225	1,413	1,306
	White Oak Growth Stock Fund	Register Investment Company	50,871	1,610	1,173
	RS Diversified Growth Fund	Register Investment Company	53,463	956	757
	Liberty Acorn International Fund - Class Z	Register Investment Company	39,801	691	613
	American Century International Growth Fund	Register Investment Company	89,181	667	569
	Managers Special Equity Fund	Register Investment Company	9,561	604	527
	INVESCO Dynamics Fund	Register Investment Company	18,325	240	195
	T. Rowe Price Value Fund - Advisor Class	Register Investment Company	12,258	209	190
*	Vanguard Short Term Investment Fund	Register Investment Company	-	47,548	47,548
*	Vanguard Brokerage Option	Register Investment Company	-	69,513	58,711
*	Participant Loans	Range of interest (4.25% - 12.45%)		-	120,121
	Total investments				$ 7,006,247

* Party-in-interest.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 578,754	$ -	N/A	$ -	$ 578,754	$ 578,754	$ -
ChevronTexaco Corporation	Common Stock	-	524,544	N/A	-	341,323	524,544	183,221

ChevronTexaco Corporation
Total Remuneration
6001 Bollinger Canyon Road
San Ramon, Ca 94583

Scott Swasey
General Manager

Exhibit 3

ChevronTexaco

June 24, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re. CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Dear Sir or Madam:

In connection with the Annual Report of ChevronTexaco Corporation Employee Savings Investment Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott A. Swasey, General Manager – Benefits of ChevronTexaco Corporation, on behalf of ChevronTexaco Corporation, Plan Administrator, who performs the functions equivalent to a chief executive officer of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Sincerely,



Scott A. Swasey, General Manager – Benefits
ChevronTexaco Corporation

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Telephone: (925) 842-3232
Fax: (925) 842-2280

Stephen J. Crowe
Vice President and Comptroller

Exhibit 4

June 23, 2003

ChevronTexaco

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Dear Sir or Madam:

In connection with the Annual Report of ChevronTexaco Corporation Employee Savings Investment Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Crowe, Vice President and Comptroller of ChevronTexaco Corporation, on behalf of ChevronTexaco Corporation, Plan Administrator, who performs the functions equivalent to a chief financial officer of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Sincerely,

